EXHIBIT 99.4b


Purchase Payment Credit Endorsement

This endorsement is a part of the Flexible Premium Individual Deferred Retirement Annuity (Contract) to which it is attached. This endorsement is in addition to your Contract and does not replace any provision thereof.

Purchase Payment Credit

A credit will be allocated to your Contract Value at the same time that we allocate your purchase payment. The amount of the credit is a percentage of the purchase payment. The percentage is equal to the Purchase Payment Credit Percentage and is shown on the Contract Data Page. The Purchase Payment Credit Percentage is guaranteed for the first two contract years. It may increase or decrease after that time. Credits are allocated to the same investment options based on the same percentages used to allocate your purchase payments. The credit is subject to recovery by us in certain limited circumstances. Credits are not considered purchase payments or earnings for any purpose.

We will allocate a credit to each purchase payment made when the Contract is owned by a natural person and the Owner is (or in the case of multiple Owners, all Owners are) age 80 or less when the purchase payment is received. When the Contract is owned by an entity, we will allocate a credit to each purchase payment made when the Annuitant is age 80 or less. If the Contract is a qualified plan, we allocate a credit to each purchase payment made when the Owner is age 70 or less.

Recovery of Purchase Payment Credit

We will recover an amount of credits as described below in any of the following circumstances:

1.
We will recover all credits if you cancel the Contract during the Right to Return Period.

2.
We will recover all credits allocated with respect to purchase payments made within three years of an election to receive Fixed Annuity Payments or Variable Annuity Payments.

3.
If we waive Contingent Deferred Sales Charges under a Waiver of Contingent Deferred Sales Charge Rider or a Partial Waiver of Contingent Deferred Sales Charge Rider, we will recover a proportionate percentage of any credit allocated with respect to purchase payments made within 36 months of the date of the surrender request. Proportionate percentage is equal to the amount of Contract Value surrendered divided by the total Contract Value before the surrender.

4.
We will recover credits allocated with respect to purchase payments made within 12 months of the date of death of the Owner. For purposes of calculating the amount of Death Benefit in the Death Benefit Before the Annuity Commencement Date provision, we will reduce the Contract Value by the amount of any credits allocated with respect to purchase payments made within 12 months of the date of death of the Owner.

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Effective Date
This endorsement is effective as of the Issue Date.

General Provisions

This endorsement is subject to all the exclusions, definitions, and provisions of the Contract which are not inconsistent herewith. In the event of conflict, this endorsement overrides the Contract.

[RELIASTAR logo]
ReliaStar Life Insurance Company
Box 20
Minneapolis
Minnesota 55440

Executed at our Home Office
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Robert C. Salipante             President
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/s/ Robert C. Salipante


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Susan M. Bergen                 Secretary
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/s/ Susan M. Bergen